                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                                 FORM 11-K

                               ANNUAL REPORT

                     Pursuant to Section 15 (d) of the
                      Securities Exchange Act of 1934


                For the Fiscal Year Ended December 31, 1995


         NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN
         --------------------------------------------------------
                         (Full title of the Plan)


           First Chicago NBD Corporation a Delaware Corporation
           -----------------------------------------------------
       (Name of issuer of the securities held pursuant to the Plan)


               611 Woodward Avenue, Detroit, Michigan 48226
               --------------------------------------------
      (Address of Plan and of principal executive offices of issuer)



                                Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, NBD Bancorp, Inc. Employees' Savings and Investment Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                        NBD Bancorp, Inc.
                                        Employees' Savings and
                                        Investment Plan (Investment Plus)




Dated:  June 21, 1996                   By /s/ Kenneth E. Kleiman
                                           ----------------------
                                           Kenneth E. Kleiman
                                           Plan Administrator

NBD BANCORP, INC. EMPLOYEES' SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS - INDEX


                                                                 PAGE

INDEPENDENT AUDITORS' REPORT...................................  3-4

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, With Fund Information:

      As Of December 31, 1995..................................  5-6

      As Of December 31, 1994..................................  7-8

   Statement of Changes in Net Assets Available for Benefits, With Fund
      Information:

      For The Year Ended December 31, 1995.....................  9-10

      For The Year Ended December 31, 1994..................... 11-13

NOTES TO FINANCIAL STATEMENTS.................................. 14-19

SUPPLEMENTAL SCHEDULES:

   Item 27a. - Schedule of Assets Held for Investment Purposes
      as of December 31, 1995.................................. 20-22

   Item 27d. - Schedule of Reportable Transactions for the Year
      Ended December 31, 1995..................................   23

INDEPENDENT AUDITORS' REPORT

To the Trustees of
NBD Bancorp, Inc. Employees' Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the NBD Bancorp, Inc. Employees' Savings and Investment Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NBD Bancorp, Inc. Saving and Investment Plan as of December 31, 1995, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Detroit, Michigan
June 21, 1996

INDEPENDENT AUDITORS' REPORT

Employees' Savings and Investment Plan Committee
NBD Bancorp, Inc. Employees' Savings and Investment Plan
Detroit, Michigan

We have audited the accompanying statement of net assets available for benefits of NBD Bancorp, Inc. Employees' Savings and Investment Plan (the "Plan") as of December 31, 1994 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 20, 1995



NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1995


                                                                                   Participant Directed
                                                            --------------------------------------------------------------
                                               Total                            Woodward         Woodward         Woodward
                                              of All            FCN          Opportunity      Growth/Value       Balanced
                                               Funds             Fund             Fund             Fund             Fund
                                           =============    =============    =============    =============    ============
ASSETS:
   Cash..................................  $     39,499     $     25,646     $     15,954     $          -     $          -

   Investments, at market (Note D).......   636,747,813      380,131,946       61,669,766       55,390,583       21,363,691

   Interest and dividends receivable.....     3,783,050        3,466,634                -                -                -
                                           -------------    -------------    -------------    -------------    -------------

      Net assets available for benefits..  $640,570,362     $383,624,226     $ 61,685,720     $ 55,390,583     $ 21,363,691
                                           =============    =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
AS OF DECEMBER 31, 1995


                                               Participant Directed          Non-Participant Directed
                                          -------------------------------   ---------------------------
                                                                            Grand Rapids
                                              Woodward          Money        Subsidiary
                                                Bond            Market       Investment           Loan
                                                Fund             Fund         Accounts            Fund
                                           =============    =============    =============    =============

ASSETS:
   Cash..................................  $          -     $     (2,110)    $          8     $          1

   Investments, at market (Note D).......    25,047,253       60,639,266        2,277,652       30,227,656

   Interest and dividends receivable.....             -          299,062           17,354                -
                                           -------------    -------------    -------------    -------------

      Total assets available for benefits  $ 25,047,253     $ 60,936,218     $  2,295,014     $ 30,227,657
                                           =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
AS OF DECEMBER 31, 1994



                                                                                        Participant Directed
                                                                 -------------------------------------------------------------
                                                     Total                           Woodward         Woodward         Woodward
                                                    of All            NBD          Opportunity      Growth/Value       Balanced
                                                    Funds             Fund             Fund             Fund             Fund
                                                =============    =============    =============    =============    ============
ASSETS:
   Cash.......................................  $     71,177     $     (2,214)    $      5,052     $          -     $     68,333

   Investments, at market (Note D)............   459,515,107      260,021,985       45,889,275       38,781,392       16,326,311

   Interest and dividends receivable..........       269,224              877                9                6               49
                                                -------------    -------------    -------------    -------------    -------------

      Net assets available for benefits.......  $459,855,508     $260,020,648     $ 45,894,336     $ 38,781,398     $ 16,394,693
                                                =============    =============    =============    =============    =============


The accompanying notes are an integral part of the financial statements.





NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
AS OF DECEMBER 31, 1994


                                                     Participant Directed                Non-Participant Directed
                                                ------------------------------         -----------------------------
                                                                                       Grand Rapids
                                                   Woodward          Money              Subsidiary
                                                     Bond            Market             Investment          Loan
                                                     Fund             Fund               Accounts           Fund
                                                =============    =============         =============    ============

ASSETS:
   Cash.......................................  $          -     $          -          $          6     $          -

   Investments, at market (Note D)............    19,059,993       52,008,496             2,048,903       25,378,752

   Interest and dividends receivable..........             7          250,230                18,043                3
                                                -------------    -------------         -------------    -------------

      Net assets available for benefits.......  $ 19,060,000     $ 52,258,726          $  2,066,952     $ 25,378,755
                                                =============    =============         =============    =============

The accompanying notes are an integral part of the financial statements.





NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                    Participant Directed
                                                                    -------------------------------------------------------------
                                                        Total                          Woodward        Woodward        Woodward
                                                        of All           FCN         Opportunity     Growth/Value      Balanced
                                                        Funds            Fund            Fund            Fund            Fund
                                                    =============   =============   =============   =============   =============
Net assets available for benefits,
   beginning of year.............................   $459,855,508    $260,020,648    $ 45,894,336    $ 38,781,398    $ 16,394,693

Additions:
   Contributions (Note A):
      Employer...................................     14,542,629       7,343,565       2,623,285       1,796,316         696,131
      Employee...................................     28,911,484      14,162,571       5,382,960       3,964,527       1,387,611
   Interest and dividends........................     25,273,599      16,100,232         696,330       1,214,597         782,113
   Net transfer from/(to) other funds............              -     (15,057,169)       (164,517)        770,698         210,478
   Net transfer from/(to) other plans (Note A)...              -               -               -               -               -
   Miscellaneous Income..........................          1,101               -               -           1,101               -
   Net appreciation/(depreciation) in Fair Value
      of investments (Note D)....................    142,891,092     116,362,655       9,310,132      10,580,562       3,230,401
                                                    -------------   -------------   -------------   -------------   -------------

                                                     211,619,905     138,911,854      17,848,190      18,327,801       6,306,734

Deductions:
   Distribution to participants..................     30,902,835      15,308,276       2,056,806       1,718,616       1,337,736
   Administrative expenses.......................          2,216               -               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

                                                      30,905,051      15,308,276       2,056,806       1,718,616       1,337,736
                                                    -------------   -------------   -------------   -------------   -------------

Net additions/(deductions).......................    180,714,854     123,603,578      15,791,384      16,609,185       4,968,998
                                                    -------------   -------------   -------------   -------------   -------------
Net assets available for benefits,
   end of year...................................   $640,570,362    $383,624,226    $ 61,685,720    $ 55,390,583    $ 21,363,691
                                                    =============   =============   =============   =============   =============


The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (concluded)
FOR THE YEAR ENDED DECEMBER 31, 1995


                                                    Participant Directed            Non-Participant Directed
                                                    -----------------------------   -----------------------------
                                                                                    Grand Rapids
                                                       Woodward         Money       Subsidiary
                                                         Bond           Market      Investment           Loan
                                                         Fund            Fund        Accounts            Fund
                                                    =============   =============   =============   =============
Net assets available for benefits,
   beginning of year.............................   $ 19,060,000    $ 52,258,726    $  2,066,952    $ 25,378,755

Additions:
   Contributions (Note A):
      Employer...................................        665,664       1,417,668               -               -
      Employee...................................      1,346,807       2,667,008               -               -
   Interest and dividends........................      1,588,109       3,297,329         126,439       1,468,450
   Net transfer from/(to) other funds............         62,621       9,688,427               -       4,489,462
   Net transfer from/(to) other plans (Note A)...              -               -               -               -
   Miscellaneous Income..........................              -               -               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................      3,219,467               -         187,875               -
                                                    -------------   -------------   -------------   -------------

                                                       6,882,668      17,070,432         314,314       5,957,912

Deductions:
   Distribution to participants..................        895,415       8,392,940          84,036       1,109,010
   Administrative expenses.......................              -               -           2,216               -
                                                    -------------   -------------   -------------   -------------

                                                         895,415       8,392,940          86,252       1,109,010
                                                    -------------   -------------   -------------   -------------

Net additions/(deductions).......................      5,987,253       8,677,492         228,062       4,848,902
                                                    -------------   -------------   -------------   -------------
Net assets available for benefits,
   end of year...................................   $ 25,047,253    $ 60,936,218    $  2,295,014    $ 30,227,657
                                                    =============   =============   =============   =============

The accompanying notes are an integral part of the financial statements.





NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                    Participant Directed
                                                                    -------------------------------------------------------------
                                                        Total                          Woodward        Woodward        Woodward
                                                        of All           NBD         Opportunity     Growth/Value      Balanced
                                                        Funds            Fund            Fund            Fund            Fund
                                                    =============   =============   =============   =============   =============
Net assets available for benefits,
   beginning of year.............................   $377,573,492    $228,198,772    $          -    $          -    $          -

Additions:
   Contributions (Note A):
      Employer...................................     14,700,903       7,669,623       2,606,438       1,689,859         719,633
      Employee...................................     27,372,847      13,719,801       5,041,806       3,214,834       1,428,493
   Interest and dividends........................     18,081,580      10,817,178         611,628       1,080,247         594,893
   Net transfer from/(to) other funds............              -      (2,427,529)     41,112,485      35,235,845      15,668,107
   Transfer from/(to) other plans (Note A).......     81,558,337      38,418,301               -               -               -
   Miscellaneous Income..........................            145              57              28               7               3
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................    (29,703,646)    (23,434,415)     (1,985,653)       (725,057)       (818,934)
                                                     ------------   -------------   -------------   -------------   -------------

                                                     112,010,166      44,763,016      47,386,732      40,495,735      17,592,195

Deductions:
   Distribution to participants..................     29,727,431      12,941,128       1,492,396       1,714,337       1,197,502
   Administrative Expenses.......................            719              12               -               -               -
                                                    -------------   -------------   -------------   -------------   -------------

                                                      29,728,150      12,941,140       1,492,396       1,714,337       1,197,502
                                                    -------------   -------------   -------------   -------------   -------------

Net additions/(deductions).......................     82,282,016      31,821,876      45,894,336      38,781,398      16,394,693
                                                    -------------   -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year...................................   $459,855,508    $260,020,648    $ 45,894,336    $ 38,781,398    $ 16,394,693
                                                    =============   =============   =============   =============   =============

The accompanying notes are an integral part of the financial statements.





NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (continued)
FOR THE YEAR ENDED DECEMBER 31, 1994


                                                    Participant Directed            Non-Participant Directed
                                                    -----------------------------   -----------------------------
                                                                                    Grand Rapids
                                                       Woodward         Money       Subsidiary
                                                         Bond           Market      Investment           Loan
                                                         Fund            Fund        Accounts            Fund
                                                    =============   =============   =============   =============
Net assets available for benefits,
   beginning of year.............................   $          -    $ 44,423,066    $  2,186,507    $ 15,024,590

Additions:
   Contributions (Note A):
      Employer...................................        682,291       1,333,059               -               -
      Employee...................................      1,411,894       2,556,019               -               -
   Interest and dividends........................      1,317,144       2,476,759         122,071       1,061,660
   Net transfer from/(to) other funds............     18,715,242     (25,963,612)         (9,892)      5,405,290
   Transfer from/(to) other plans (Note A).......              -      38,519,538               -       4,620,498
   Miscellaneous Income..........................              3              47               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................     (2,611,956)              -        (123,010)              -
                                                    -------------   -------------   -------------   -------------

                                                      19,514,618      18,921,810         (10,831)     11,087,448

Deductions:
   Distribution to participants..................        454,618      11,086,150         108,017         733,283
   Administrative Expenses.......................              -               -             707               -
                                                    -------------   -------------   -------------   -------------

                                                         454,618      11,086,150         108,724         733,283
                                                    -------------   -------------   -------------   -------------

Net additions/(deductions).......................     19,060,000       7,835,660        (119,555)     10,354,165
                                                    -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year...................................   $ 19,060,000    $ 52,258,726    $  2,066,952    $ 25,378,755
                                                    =============   =============   =============   =============



The accompanying notes are an integral part of the financial statements.




NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION  (concluded)
FOR THE YEAR ENDED DECEMBER 31, 1994


                                                                         Participant Directed
                                                    -------------------------------------------------------------
                                                                                                       Mortgage
                                                        Equity           Bond           Index         Securities
                                                         Fund            Fund            Fund            Fund
                                                    =============   =============   =============   =============
Net assets available for benefits,
   beginning of year.............................   $ 44,275,101    $ 17,906,149    $ 19,971,408    $  5,587,899

Additions:
   Contributions (Note A):
      Employer...................................              -               -               -               -
      Employee...................................              -               -               -               -
   Interest and dividends........................              -               -               -               -
   Net transfer from/(to) other funds............    (44,270,301)    (17,906,324)    (19,971,412)     (5,587,899)
   Net transfer from/(to) other plans (Note A)...              -               -               -               -
   Miscellaneous Income..........................              -               -               -               -
   Net appreciation/(depreciation) in fair value
      of investments (Note D)....................         (4,800)            175               4               -
                                                    -------------   -------------   -------------   -------------

                                                     (44,275,101)    (17,906,149)    (19,971,408)     (5,587,899)

Deductions:
   Distribution to participants..................              -               -               -               -
   Administrative Expenses.......................              -               -               -               -
                                                    -------------   -------------   -------------   -------------

                                                               -               -               -               -
                                                    -------------   -------------   -------------   -------------

Net additions/(deductions).......................    (44,275,101)    (17,906,149)    (19,971,408)     (5,587,899)
                                                    -------------   -------------   -------------   -------------

Net assets available for benefits,
   end of year...................................   $          -    $          -    $          -    $          -
                                                    =============   =============   =============   =============



The accompanying notes are an integral part of the financial statements.


NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
- -----------------------------

YEARS ENDED DECEMBER 31, 1995 AND 1994


NOTE A - The Plan

General
- -------



First Chicago NBD Corporation (FCNBD) (formerly NBD Bancorp,Inc.) (the "Corporation") adopted its Employees' Savings and Investment Plan ("Investment Plus" or the "Plan") effective January 1, 1988. The Plan is the amended, renamed and restated continuation of the NBD Bancorp, Inc. Employees' Profit-Sharing Plan (the "Former Plan") that had been adopted by the Corporation in 1981. Each employee electing to participate in the Plan makes contributions by means of salary deductions. Participant contributions are limited to 15 percent of participant's pay as defined in the Plan, or such maximum amounts as may be approved by the Internal Revenue Service. The Corporation provides matching contributions of one dollar for every dollar that participants contribute up to 2 percent of their pay and 50 cents for each additional dollar that participants contribute up to another 4 percent of their pay. The participant has a zero vested percentage in the Corporation's contribution until performing four years and five months of continuous service, subject to break in service rules, at which time the participant becomes fully vested. The participant is at all times fully vested with regard to participant contributions.

Effective January 1, 1994, the NBD Indiana, Inc. Employee 401(K) and Stock Ownership Plan merged into the Plan and physically transferred its assets. Effective January 1, 1994, the Equity Fund, Bond Fund, Index Fund, and Mortgage Securities Fund were replaced by the Woodward Opportunity Fund, Woodward Growth/Value Fund, Woodward Balanced Fund, and Woodward Bond Fund. Participants with balances in the discontinued funds made elective transfers into any of the other existing funds. If participants failed to make elections, their balances were automatically placed into the Money Market Fund.

At December 31, 1995 and 1994, there were 18,456 and 18,901 participants, respectively, in the Plan. Employees are eligible to participate in the Plan the first of the month following one year of service provided that the employee is salaried or is hourly and works an average of 17 1/2 hours per week or more. Persons hired and working outside of the United States are not eligible to participate in the Plan.

NBD Bank - Trust Division and State Street Bank and Trust Company serve as Trustee and supplemental Trustee, respectively. State Street Bank and Trust Company makes all purchases and sales, on the open market, of FCNBD common stock held under the Plan.

The Plan is administered by a Committee of not less than three members appointed by the Chairman of the Board of Directors of the Corporation. Administrative expenses not paid by the Corporation may be deducted from the Trust Fund as directed by the Committee. In the event of Plan termination, participants or their beneficiaries will receive distributions as determined by the Committee acting in accordance with the terms of the Plan, subject to federal regulations under the Employee Retirement Income Security Act of 1974.

Investment Programs
- -------------------

The participants have an option as to the manner in which their contributions are invested. A description of each investment program follows:

NOTE A - The Plan (cont'd.)


The FCN Fund invests in FCNBD Corporation stock and FCNBD Corporation convertible securities, or some combination thereof. Each participant directs the trustee how to vote shares of FCNBD Corporation stock represented by his or her account in the FCN Fund. The trustee exercises voting rights with respect to those shares for which a direction has not been received by the required deadline. Dividends are reinvested to purchase more FCNBD Corporation stock.

The Woodward Opportunity Fund invests in a portfolio of stocks of smaller to midsized companies. The Fund seeks those smaller companies that have above-average growth potential with superior returns on investment.

The Woodward Growth/Value Fund invests in attractively priced stocks of larger companies whose earnings are expected to grow more than the market in general. The Fund consists of a broadly diversified portfolio of stocks with above-average expected growth in earnings and average market risk.

The Woodward Balanced Fund invests in a portfolio of equity, fixed income and cash equivalent securities. The Balanced Fund's policy is to invest at least 25 percent of its total assets in fixed income securities and no more than 75 percent in equity securities. The equity portion is invested primarily in publicly traded stocks of U.S. companies. The fixed income component purchases debt securities rated A or better with no maturity restrictions. The cash equivalent portion is invested in first-tier money market instruments.

The Woodward Bond Fund invests primarily in bonds rated A or better, with an average maturity between six and twelve years. The Fund is managed on the basis of anticipated interest rates over the next three to twelve months.

The Money Market Fund invests in short-term money market investments such as U.S. Treasury bills, notes and bonds, bank instruments (i.e. certificates of deposit), commercial paper and other corporate obligations. The Fund seeks a high level of current income, as measured by recognized money market indices, consistent with the preservation of principal and liquidity.

As of December 31, 1995, the number of trust participants in each of the investment programs was as follows:

                     Fund                             Participants
   ----------------------------------------------     ------------
   FCN Fund. . . . . . . . . . . . . . . . . . .            14,028
   Woodward Opportunity Fund . . . . . . . . . .             6,498
   Woodward Growth/Value Fund. . . . . . . . . .             5,622
   Woodward Balanced Fund. . . . . . . . . . . .             2,966
   Woodward Bond Fund. . . . . . . . . . . . . .             2,917
   Money Market Fund . . . . . . . . . . . . . .             5,867


In each of the investment funds, the trustee may hold such portion of each fund in highly liquid short-term investments, or cash, as it may determine in its discretion.

NOTE A - The Plan (cont'd.)


The Plan participates in Woodward Funds (registered investment companies) which are a family of mutual funds, managed by NBD Bank. The Plan also participates in collective investment funds managed by NBD Bank. The percentage of ownership of each fund greater than 1% held by the Plan as of December 31, 1995, is as follows:

                                                                %
                                                             ------
   Registered Investment Companies:
      Woodward Balanced Fund . . . . . . . . . . . . . .      22.95
      Woodward Opportunity Fund. . . . . . . . . . . . .       9.59
      Woodward Growth/Value Fund . . . . . . . . . . . .       7.51
      Woodward Bond Fund . . . . . . . . . . . . . . . .       4.88
   NBD Banks Investment Funds for Employee Benefit Plans:
      Money Market Fund. . . . . . . . . . .  . . . . . .      5.39

In 1988, NBD Bank, N.A. as Trustee appointed NBD Grand Rapids, N.A. (subsequently merged into NBD Bank, N.A.) to serve as investment manager and custodian of certain assets that were merged into the Plan from the former Profit Sharing Program of Union Bancorp, Inc. (the "Former Program"). As of December 31, 1995 and 1994 those assets were held in individual subsidiary investment accounts established under the Former Program. The Grand Rapids Subsidiary Investment Accounts are invested in collective funds, registered investment companies, U.S. Government securities, FCNBD Corporation common stock, and other common stock.

Participant Loans
- -----------------

Provision is made in the Plan to permit participants, with approval of the committee, to borrow a portion of their deferred vested benefits. Each loan is subject to the following conditions:

    - the loan amount does not exceed the lesser of a) 50% of the participant's current fully vested interest in the fund, or
       b) $50,000 reduced by the amount of the highest outstanding loan balance to the participant in the last 12 months.

    - each loan is secured by the participant's portion of the current fund balance. (No distributions are made prior to complete repayment of the loan and interest).

    - the period of repayment does not exceed 5 years, 10 years if the loan is for the purchase of a primary residence.

Under certain terms and conditions any unpaid loan balance, including any accrued interest, may become immediately due. In the event of default, the Trustee may convert any unpaid principal and accrued interest from the participant's account into a distribution.

As of December 31, 1995, there were $30,229,553 in loans outstanding. These amounts are transferred to a separate account. For purposes of financial statement disclosure, the loans are disclosed in a separate fund (except for Grand Rapids Subsidiary Investment Accounts).


Transfer of Funds
- -----------------

Each trust participant is entitled once per calendar quarter to transfer a specified portion or all of his or her interest in any of the investment funds to any of the other funds.

NOTE A - The Plan (cont'd.)


Participant Withdrawals
- -----------------------

During a participant's employment with a participating employer or a non-participating affiliate, distributions from the participant's interest in the trust fund may be authorized by the Committee upon a finding of need for financial assistance to meet cases of immediate and heavy financial hardship, to provide funds for the purchase of the participant's primary residence, to pay college tuition costs for the participant or his or her dependent(s) if he or she is unable to meet them, to pay for medical expenses, to pay for funeral expenses, or to prevent eviction from the participant's principal residence or foreclosure on his or her residential mortgage.


The funds that represent a hardship distribution must conform to conditions required by the Internal Revenue Service. A participant can receive a distribution of funds only in such amount as does not exceed the total amount of the participant's own authorized payroll deduction contributions as then appearing on the records of the Corporation. A participant who receives a hardship distribution shall have his or her contributions to the trust fund suspended for 12 months following the distribution as required by law.

Participant Forfeitures
- -----------------------

Participants terminating employment before their employer matching contributions are vested will forfeit such amounts and any earnings thereon. These amounts are transferred into a forfeiture account and are used either to reduce future employer contributions or reinstate the participant's account one year after a participant is rehired by the Corporation. The amount of such forfeitures for December 31, 1995 and 1994 were 336,597 and 327,376, respectively.



NOTE B - Significant Accounting Policies


Basis of Accounting
- -------------------

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investment
- -----------------------

The investments of the Plan are stated at market values. Accordingly, net unrealized appreciation or depreciation of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Market values represent closing prices for those securities traded on national stock exchanges, bid quotation for those securities traded over-the-counter and cost (which approximates market) for trust demand notes.

Investment Income
- -----------------

Cash dividends on investment securities are recognized as of the ex-dividend date.


Net Appreciation or Depreciation in Fair Value of Investments
- -------------------------------------------------------------

Realized and unrealized gains and losses are recognized on the basis of fair value to adjusted cost (i.e. fair value at the beginning of the year, or cost if the asset was acquired since that date). The FCN Fund, Woodward Opportunity Fund, Woodward Growth/Value Fund, Woodward Balanced Fund and Woodward Bond Fund recognize gains and losses on stock or shares distributed to participants in settlement of their account equal to the difference between adjusted cost, as determined above, and fair value of the shares distributed.

NOTE C - Tax Status of the Plan


The Internal Revenue Service has determined and informed the Corporation by a letter dated October 13, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, and that the trust is a tax-exempt trust. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



NOTE D - Investments

The following tabulation presents investments at market for the plan years ended December 31, 1995 and 1994:

                                                                      1995          1994
                                                                  ------------  ------------
Marketable Securities:
   Common Stock - First Chicago NBD Corporation . . . . . . . . . $379,784,363  $260,099,456
   Other Common Stock . . . . . . . . . . . . . . . . . . . . . .      105,936        89,110
   Mortgage Backed Securities . . . . . . . . . . . . . . . . . .            -         2,632
   Bonds, Notes, and Other. . . . . . . . . . . . . . . . . . . .      676,290       709,141
Collective Funds:
   NBD Banks Investment Funds for Employee Benefit Plans:
      Money Market Fund. . . . . .  . . . . . . . . . . . . . . .   61,644,928    52,456,941
Registered Investment Companies:
   Woodward Opportunity Fund. . . . . . . . . . . . . . . . . . .   61,669,766    45,889,275
   Woodward Growth/Value Fund . . . . . . . . . . . . . . . . . .   55,407,465    38,781,392
   Woodward Balanced Fund . . . . . . . . . . . . . . . . . . . .   21,363,691    16,326,311
   Woodward Bond Fund . . . . . . . . . . . . . . . . . . . . . .   25,047,253    19,059,993
   Woodward Short Bond Fund . . . . . . . . . . . . . . . . . . .      349,758       316,615
   Woodward Intermediate Bond Fund. . . . . . . . . . . . . . . .      222,457       217,484
   Woodward Capital Growth Fund . . . . . . . . . . . . . . . . .      170,684       128,003
   Woodward Intrinsic Value Fund. . . . . . . . . . . . . . . . .       13,983        10,891
   Tri Continental Corp.. . . . . . . . . . . . . . . . . . . . .       61,686        23,933
Loans to Participants . . . . . . . . . . . . . . . . . . . . . .   30,229,553    25,403,930
                                                                  ------------  ------------
Total Investments . . . . . . . . . . . . . . . . . . . . . . . . $636,747,813  $459,515,107
                                                                  ============  ============





The following tabulation presents the net appreciation/(depreciation) in fair value of investments for the plan years ended December 31, 1995 and 1994:

                                                                      1995          1994
                                                                  ------------  ------------
Marketable Securities:
   Common Stock - FCNBD Corp. . . . . . . . . . . . . . . . . . . $116,396,969 $(23,441,136)
   Other Common Stock . . . . . . . . . . . . . . . . . . . . . .       24,306       (6,043)
   Mortgage Backed Securities . . . . . . . . . . . . . . . . . .          160         (247)
   Bonds, Notes, and Other. . . . . . . . . . . . . . . . . . . .       33,405      (21,246)
Collective Funds:
   NBD Banks Investment Funds for Employee Benefit Plans:
      Short Bond Fund . . . . . . . . . . . . . . . . . . . . . .            -      (14,678)
      NBD Grand Rapids Pooled Equity Fund . . . . . . . . . . . .            -       (3,202)
Registered Investment Companies:
   Woodward Opportunity Fund. . . . . . . . . . . . . . . . . . .    9,310,132   (1,985,653)
   Woodward Growth/Value Fund . . . . . . . . . . . . . . . . . .   10,582,277     (725,057)
   Woodward Balanced Fund . . . . . . . . . . . . . . . . . . . .    3,230,401     (818,934)
   Woodward Bond Fund . . . . . . . . . . . . . . . . . . . . . .    3,219,467   (2,611,956)
   Woodward Short Bond Fund . . . . . . . . . . . . . . . . . . .       14,143       (5,086)
   Woodward Intermediate Bond Fund. . . . . . . . . . . . . . . .       26,230      (74,870)
   Woodward Capital Growth Fund . . . . . . . . . . . . . . . . .       40,489        5,386
   Woodward Intrinsic Value Fund. . . . . . . . . . . . . . . . .        2,663         (380)
   Woodward Equity Index Fund . . . . . . . . . . . . . . . . . .            -            4
   Tri Continental Corp.. . . . . . . . . . . . . . . . . . . . .       10,450         (548)
                                                                  ------------ ------------
Net Appreciation/(Depreciation). . . . . . . . . . . . . . . .  . $142,891,092 $(29,703,646)
                                                                  ============ =============



NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995

 Par Value
 or Number                                                                       Current
 of Shares                     Description                         Cost           Value
- -----------   ---------------------------------------------   -------------   -------------

                          MARKETABLE SECURITIES
              ---------------------------------------------

              Common Stocks - First Chicago NBD Corporation
              ---------------------------------------------
 9,614,794  * First Chicago NBD Corporation                   $209,582,279    $379,784,363
                                                              =============   =============

                           Other Common Stocks
              ---------------------------------------------

       100    Airtouch Communications, Inc.................   $      1,693    $      2,812
       300    Black Hills Corp.............................          5,551           7,425
       100    British Petroleum PLC........................          6,413          10,212
        74    Colgate Palmolive Company....................          1,198           5,199
       220    Exxon Corporation............................          3,497          17,710
       224    Ford Motor Company...........................          1,322           6,468
       412    Foremost Corporation of America..............         12,122          20,909
       306    GTE Corp.....................................          6,018          13,426
       100    General Electric Company.....................          4,902           7,200
       100    Pacific Telesis Group........................          2,557           3,350
       200    Sonat, Inc...................................          2,400           7,125
       100    Texas Utilities Company......................          3,225           4,100
                                                              -------------   -------------

                    Total Other Common Stocks..............   $     50,898    $    105,936
                                                              =============   =============

                         Bonds, Notes, and Other
              ---------------------------------------------

    30,000    U.S. Treasury Note, 5.875%, due 5-31-96......   $     29,916    $     30,075
    40,000    U.S. Treasury Note, 6.25%, due 8-31-96.......         39,744          40,231
    25,000    U.S. Treasury Note, 6.50%, due 9-30-96.......         24,949          25,219
    50,000    U.S. Treasury Note, 6.50%, due 11-30-96......         49,813          50,531
    25,000    U.S. Treasury Note, 6.25%, due 01-31-97......         24,914          25,258
    40,000    U.S. Treasury Note, 6.375%, due 06-30-97.....         39,550          40,662
    25,000    U.S. Treasury Note, 6.50%, due 08-15-97......         24,734          25,500
    50,000    U.S. Treasury Note, 6.00%, due 12-31-97......         48,539          50,773
    25,000    U.S. Treasury Note, 7.875%, due 04-15-98.....         25,609          26,398
    30,000    U.S. Treasury Note, 7.125%, due 10-15-98.....         29,348          31,444
    25,000    U.S. Treasury Note, 6.875%, due 07-31-99.....         24,563          26,250
    55,000    U.S. Treasury Note, 7.125%, due 09-30-99.....         53,948          58,317
    25,000    U.S. Treasury Note, 8.50%, due 02-15-00......         26,250          27,859
    30,000    U.S. Treasury Note, 7.75%, due 02-15-01......         29,906          33,127
    30,000    U.S. Treasury Note, 6.375%, due 08-15-02.....         28,744          31,458

              *Represents party in interest to the Plan.





NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1995

 Par Value
 or Number                                                                       Current
 of Shares                     Description                         Cost           Value
- -----------   ---------------------------------------------   -------------   -------------

                    Bonds, Notes, and Other (cont'd.)
              ---------------------------------------------
              Grand Bank One - Certificate of Deposit, 6.00%,
    99,999       due 11-02-96..............................   $     99,999     $    99,999
              Federal National Mortgage Association
    25,000       Medium Term Note, 6.13%, due 7-24-98......         25,000          25,314
              Northwest Natural Gas Company, Convertible
    25,000        Debenture, 7.25%, due 3-01-12............         25,000          27,875
                                                              -------------   -------------

                  Total Bonds, Notes, and Other............   $    650,526    $    676,290
                                                              =============   =============




                            COLLECTIVE FUNDS
              ---------------------------------------------

              NBD Banks Investment Funds for Employee
                 Benefit Plans:
61,644,928  * Money Market Fund............................   $ 61,644,928    $ 61,644,928
                                                              =============   =============



                     REGISTERED INVESTMENT COMPANIES
              ---------------------------------------------

 4,069,806  * Woodward  Opportunity  Fund..................   $ 58,835,068    $ 61,669,766
 4,208,987  * Woodward  Growth/Value   Fund................     47,752,035      55,407,465
 1,900,853  * Woodward  Balanced  Fund.....................     19,164,013      21,363,691
 2,397,784  * Woodward  Bond  Fund.........................     24,220,504      25,047,253
    34,066  * Woodward Short Bond  Fund....................        340,700         349,758
    21,386  * Woodward Intermediate Bond Fund..............        220,517         222,457
    12,541  * Woodward Capital Growth Fund.................        126,189         170,684
     1,150  * Woodward Intrinsic Value Fund................         12,628          13,983
     2,726    Tri Continental Corp.........................         58,907          61,686
                                                              -------------   -------------

                  Total Registered Investment Companies....   $150,730,561    $164,306,743
                                                              =============   =============

              *Represents party in interest to the Plan.





                                NBD BANCORP, INC.
                     EMPLOYEES' SAVINGS AND INVESTMENT PLAN
           ITEM 27a. - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1995

 Par Value
 or Number                                                                       Current
 of Shares                     Description                         Cost           Value
- -----------   ---------------------------------------------   -------------   -------------
            * Loans to Participants - interest rates ranging
                 from 5.00% to 12.50% during the plan year.   $ 30,229,553    $ 30,229,553
                                                              =============   =============


                  Total Investments........................   $452,888,745    $636,747,813
                                                              =============   =============

              * Represents party in interest to the Plan.


              Employer Identification Number:..............     38-1984850
              Plan Number                   :..............            001







NBD BANCORP, INC.
EMPLOYEES' SAVINGS AND INVESTMENT PLAN
ITEM 27d. -  SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1995

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:


                                                  Purchases                 Sales
                                                ------------ --------------------------------------
Description                                       Purchase       Sales      Original     Net Gain
of Assets                                           Price        Price        Cost        (Loss)
- ----------------------------------------------- ------------ ------------ ------------ ------------

NBD Banks Investment Fund for
  Employee Benefit Plans - Money Market Fund... $53,148,067  $43,981,823  $43,981,823  $         -

FCNBD Corporation Common Stock.................  29,180,796            -            -            -



Department of Labor regulations define reportable transactions as those that exceed 5% of Plan assets at the beginning of the year.

The  amounts  shown  above  represent  aggregate  transactions  for  the  assets  listed  and  no expenses were incurred by  the  Plan  related  to  the  above  listed  transactions.


              Employer Identification Number:...............    38-1984850
              Plan Number                   :...............           001

